Home Office: Harrison, NY Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

August 20, 2013

U.S. Securities and Exchange Commission

Insured Investments Office

100 F Street, N.E.

Washington, DC 20549-0506

RE:	Transamerica Advisor EliteSM NY Variable Annuity
Transamerica Financial Life Insurance Company
File No. 333-187923

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Transamerica Financial Life Insurance Company (“TFLIC”) and Transamerica Advisor Elite NY Variable Annuity (the “Registrant”) hereby request the withdrawal of their Registration Statement on Form N-4 for the flexible premium variable annuity policy (the “Contract”), initially filed with the Securities and Exchange Commission on April 15, 2013 and all amendments and definitive filings associated with it.

TFLIC and the Registrant are requesting withdrawal of the Registration Statement for the Contract because TFLIC has determined not to sell the Contract. No Contracts were sold in connection with the Registration Statement. Therefore, TFLIC and the Registrant hereby request that an order be issued granting their request for withdrawal of the Registration Statement for the Contracts as soon as is practicable.

If you have any questions concerning this filing, please contact Sandy Dix, Manager – Distribution and SEC Regular Filing, at (319) 355-8427.

By:	/s/ Darin D. Smith
Darin D. Smith
Vice President and
Managing Assistant General Counsel

cc:	Michael Kosoff, Esq.